EXHIBIT 99.3

8333 DOUGLAS AVE, SUITE 775 DALLAS, TEXAS 75225 | 214.871.2700

SENT VIA E-MAIL

June 22, 2026

Health Catalyst, Inc.
Attention: Corporate Secretary
10897 South River Front Parkway #300
South Jordan, UT 84095

Secretary@healthcatalyst.com

Dear Secretary:

We appreciate the Board and management’s recent steps to enhance governance, sharpen operational priorities, and focus the company’s strategic direction. These actions, including the appointment of Ben Albert and the recent announced divestiture of VitalWare, represent meaningful progress toward improving execution and strengthening Health Catalyst’s long-term value profile.

The VitalWare sale immediately strengthens the financial profile of the company, moving Health Catalyst from a net-debt position to positive cash. This gives the company the financial flexibility needed to realize full value for the benefit of shareholders.

We continue to believe that tremendous value exists in the remaining operations of Health Catalyst. We are hopeful that the leadership of Mr. Albert and the stewardship of the newly configured board can help shepherd and grow this value.

Respectfully Yours,

/s/ Ryan Vardeman
Ryan Vardeman, Principal

/s/ Scott Williams
Scott Williams, Principal

Palogic Value Management, LP